Exhibit 99.1

DHT Holdings, Inc. Third Quarter 2018 Results

HAMILTON, BERMUDA, November 1, 2018 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD mill. (except per share)	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	2017	2016
Adjusted Net Revenue[1]	48.2	34.4	46.2	56.6	54.8	241.8	290.7
Adjusted EBITDA[2]	25.1	12.7	24.0	33.5	31.4	152.1	209.4
Net Income/(Loss)	(21.5)[3]	(28.2)	(9.2)	(7.5) [3]	(5.1)	6.6[3]	9.3[3]
EPS – basic	(0.15)	(0.20)	(0.06)	(0.05)	(0.04)	0.05	0.10
EPS – diluted[4]	(0.15)	(0.20)	(0.06)	(0.05)	(0.04)	0.05	0.10
Interest Bearing Debt	935.1	856.0	764.4	786.2	826.0	786.2	701.5
Cash	86.6	76.9	69.8	77.3	86.5	77.3	109.3[5]
Dividend[6]	0.02	0.02	0.02	0.02	0.02	0.14	0.58
Spot Exposure[7]	72.0%	70.4%	70.7%	73.6%	67.9%	66.4%	57.8%
Unscheduled off hire[7]	0.1%	0.0%	0.1%	0.1%	0.3%	0.2%	1.8%
Scheduled off hire[7]	0.0%	0.0%	0.7%	0.3%	2.7%	2.0%	1.7%

QUARTERLY HIGHLIGHTS:

●
Adjusted EBITDA for the quarter of $25.1 million. Net loss for the quarter of $21.5 million or loss of $0.15 per basic share. The net result was affected by a non-cash finance expense of $3.6 million related to the private exchange of convertible notes due 2019 and a non-cash impairment charge of $3.5 million related to the planned sale of DHT Cathy and DHT Sophie, equal to $0.05 per basic share.

●
The Company’s VLCCs achieved time charter equivalent earnings of $19,600 per day in the third quarter of 2018 of which the Company’s VLCCs on time-charter earned $22,500 per day and the Company’s VLCCs operating in the spot market achieved $18,500 per day.

●	Thus far in the fourth quarter of 2018, 66% of the available VLCC spot days have been booked at an average rate of $32,700 per day.

●
For the third quarter of 2018, the Company will return $2.9 million to shareholders in the form of a cash dividend of $0.02 per share, payable on November 23, 2018 for shareholders of record as of November 16, 2018.

●	On July 27, 2018 the Company took delivery of DHT Bronco, the first of its two VLCC newbuildings from HHI. A total of $51.4 million of debt was drawn in connection with the delivery.

●
In August 2018 we completed a privately negotiated exchange agreement with certain holders of the outstanding 4.5% Convertible Senior Notes due 2019 to exchange approximately $73.0 million aggregate principal amount of the existing notes for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021. In addition, a private placement of approximately $44.7 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 for gross proceeds of approximately $41.6 million. Following closing of the private exchange and the private placement, there are $125 million aggregate principal amount of 2021 Notes outstanding and approximately $32.9 million aggregate principal amount of 2019 Notes outstanding.

●
In September 2018 we secured a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility will bear the same interest rate equal to Libor + 2.40%. The increased facility is available, but currently undrawn, and will have quarterly repayments of $2.5 million commencing second quarter 2020. Other terms and conditions remain unchanged.

●
In the third quarter, the Company entered into 5-year amortizing interest rate swap agreements totaling $410.3 million with an average fixed interest rate of 2.96%, as compared to current 3M Libor of 2.56%, and maturity in the second and third quarter of 2023.

SUBSEQUENT EVENTS HIGHLIGHTS:

●
On October 8, 2018 the Company took delivery of DHT Mustang, the second of its two VLCC newbuildings from HHI. A total of $51.4 million of debt was drawn in connection with the delivery. Following this, the company has no further newbuildings under contract.

•
In October, the Company entered into agreement to install exhaust gas cleaning systems, also known as scrubbers, on four additional VLCCs. The systems will be installed on ships built between 2006 and 2011 and the installations will be conducted during 2019. The Company will have a total of eighteen VLCCs fitted with scrubbers when the IMO Sulphur Cap will be implemented January 1, 2020.

•
In October, the Company has agreed main terms to sell DHT Cathy and DHT Sophie for $24.3 million enbloc. The vessels are expected to be delivered to the buyer in the fourth quarter of 2018. We have recorded an impairment of $3.5 million in the third quarter in connection with the expected sale. The vessels carry combined debt of $8.7 million and the Company will net about $15.4 million in cash from the expected sale. Outstanding debt will be repaid in connection with the expected sale.

•
Subsequent to the quarter the Company extended time-charters for two of its VLCCs to an oil major for periods of 3- to 4-years.  The vessels are among the ones that will be fitted with scrubbers and have been extended with fixed base rates plus market related profit sharing structures that include commercial benefits of the scrubbers.

●
As of November 1, 2018 DHT has a fleet of 27 VLCCs, as well as two Aframaxes. The total dwt of the fleet is 8,590,740. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Footnotes:
1Shipping Revenues net of voyage expenses.
2Shipping Revenues net of voyage expenses, vessel operating expenses and general and administrative expenses.
3Q3 2018 includes a non-cash impairment charge of $3.5 million related to the planned sale of DHT Cathy and DHT Sophie, Q4 2017 includes a non-cash impairment charge of $1.1 million and a net loss of $3.3 million related to the sale of DHT Eagle and DHT Utah. 2017 includes impairment charges of $8.5 million and net loss of $3.5 million related to sale of vessels. 2016 includes total impairment charges of $84.7 million.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5The cash balance as of December 31, 2016 includes $48.7 million relating to the financing for DHT Tiger which was drawn in 2016 in advance of the delivery of the DHT Tiger on January 16, 2017.
6Per common share.
7As % of total operating days in period.

THIRD QUARTER 2018 FINANCIALS

Shipping revenues for the third quarter of 2018 of $90.2 million compared to shipping revenues of $84.4 million in the third quarter of 2017. The change from the 2017 period to the 2018 period was due an increase in the fleet and a non-cash IFRS 15 adjustment of $2.4 million partly offset by lower tankers rates.

Voyage expenses for the third quarter of 2018 were $42.0 million, compared to voyage expenses of $29.6 million in the third quarter of 2017. The increase was mainly due to higher bunker cost in the 2018 period and more vessels in the spot market in addition to a non-cash IFRS 15 adjustment of $1.1 million.

The Company’s VLCCs achieved time charter equivalent earnings for the vessels operating in the spot market of $18,500 per day in the third quarter of 2018.

Vessel operating expenses for the third quarter of 2018 were $19.6 million, compared to $19.5 million in the third quarter of 2017.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $26.7 million for the third quarter of 2018, compared to $26.5 million in the third quarter of 2017.

In the third quarter of 2018 we recorded an impairment charge of $3.5 million related to the planned sale of DHT Cathy and DHT Sophie.

General & administrative expense (“G&A”) for the third quarter of 2018 was $3.4 million, consisting of $3.1 million cash and $0.3 million non-cash charges, compared to $3.9 million in the third quarter of 2017, consisting of $2.9 million cash and $1.0 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the third quarter of 2018 were $16.4 million compared to $9.9 million in the third quarter of 2017. The increase includes a non-cash finance expense of $3.6 million related to the private exchange of convertible notes due 2019, increased borrowings in connection with an increase in the fleet and higher LIBOR.

The Company had net loss in the third quarter of 2018 of $21.5 million, or loss of $0.15 per basic share and $0.15 per diluted share, compared to net loss in the third quarter of 2017 of $5.1 million, or loss of $0.04 per basic share and $0.04 per diluted share.

Net cash used in operating activities for the third quarter of 2018 was $4.4 million compared to net cash provided by operating activities of $17.6 million for the third quarter of 2017. The decrease is mainly due to net loss of $21.5 million in the third quarter 2018 (including a non-cash impairment charge of $3.5 million) compared to net loss of $5.1 million in the third quarter 2017 and an increase in working capital of $18.2 million in the third quarter of 2018 compared to an increase in working capital of $5.8 million in the third quarter of 2017.

Net cash used in investing activities was $58.7 million in the third quarter of 2018 and was mainly related to investment in vessels under construction. Net cash used in investing activities was $15.3 million in the third quarter of 2017 comprising $9.4 million related to investment in vessels under construction and $5.9 million related to capital expenditures for vessels undergoing special survey and drydocking.

Net cash provided by financing activities for the third quarter of 2018 was $72.7 million comprising $50.7 million related to issuance of debt and $39.3 million related to issuance of convertible bonds offset by $14.5 million related to scheduled repayment of long-term debt and $2.9 million related to cash dividend paid. Net cash used in financing activities for the third quarter of 2017 was $19.7 million comprising $16.8 million related to scheduled repayment of long-term debt and $2.8 million related to cash dividend paid.

As of September 30, 2018, our cash balance was $86.6 million, compared to $77.3 million as of December 31, 2017.

We declared a cash dividend of $0.02 per common share for the third quarter of 2018 payable on November 23, 2018 for shareholders of record as of November 16, 2018.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the third quarter of 2018, we are in compliance with our financial covenants.

As of September 30, 2018, we had 143,592,543 shares of our common stock outstanding compared to 142,347,298 as of September 30, 2017.

FIRST THREE QUARTERS 2018 FINANCIALS

We reported shipping revenues for the first three quarters of 2018 of $237.3 million compared to $262.8 million in the first three quarters of 2017. The change from the 2017 period to the 2018 period was due to lower tanker rates partly offset by an increase in the fleet and a non-cash IFRS 15 adjustment of $2.0 million.

Voyage expenses for the first three quarters of 2018 were $108.5 million compared to voyage expenses of $77.7 million in the first three quarters of 2017.  The increase was mainly due to higher bunker cost in the 2018 period and more vessels in the spot market in addition to a non-cash IFRS 15 adjustment of $0.7 million.

Vessel operating expenses for the first three quarters of 2018 were $54.6 million, compared to $51.0 million in the first three quarters of 2017. The increase is mainly due to an increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $75.2 million for the first three quarters of 2018, compared to $70.3 million in the first three quarters of 2017. The increase was due to an increase in the fleet.

We recorded an impairment charge of $3.5 million in the first three quarters of 2018 related to the planned sale of DHT Cathy and DHT Sophie compared to an impairment charge of $7.5 million in the first three quarters of 2017 related to the sale of DHT Phoenix and DHT Ann.

G&A for the first three quarters of 2018 was $12.4 million, consisting of $10.3 million cash and $2.1 million non-cash, compared to $15.5 million, consisting of $11.6 million cash and $3.9 million non-cash for the first three quarters of 2017. Cash G&A for the first three quarters of 2017 includes $1.9 million in advisory fees related to the Frontline proposal to acquire all outstanding shares in DHT.

Net financial expenses for the first three quarters of 2018 were $41.9 million, compared to $26.3 million in the first three quarters of 2017. The increase includes a non-cash finance expense of $4.3 million related to upfront fees in connection with the refinancing, a non-cash finance expense of $3.6 million related to the private exchange of convertible notes due 2019, increased borrowings in connection with an increase in the fleet and higher LIBOR.

We had net loss for the first three quarters of 2018 of $58.9 million, or loss of $0.41 per basic share and $0.41 per diluted share compared to net income of $14.1 million, or $0.12 per basic share and $0.12 per diluted share in the first three quarters of 2017. The difference between the two periods reflects lower freight rates partly offset by a larger fleet.

Net cash provided by operating activities for the first three quarters of 2018 was $25.7 million compared to $94.4 million for the first three quarters of 2017. The decrease is mainly due to lower net income.

Net cash used in investing activities for the first three quarters of 2018 was $146.3 million comprising $165.2 million related to investment in vessels under construction and $1.7 million related to investment in vessels offset by $20.7 million related to the sale of DHT Utik. Net cash used in investing activities for the first three quarters of 2017 was $214.5 million of which $165.7 million related to investment in vessels and $115.3 million related to investment in vessels under construction offset by $66.7 million related to the sale of DHT Ann, DHT Phoenix and DHT Chris.

Net cash provided by financing activities for the first three quarters of 2018 was $129.9 million comprising $522.7 million related to issuance of debt and $39.3 million related to issuance of convertible bonds offset by $377.9 million related to repayment of long-term debt in connection with refinancing, $37.0 million related to scheduled repayment of long-term debt, $8.7 million related to repayment of long-term debt in connection with sale of vessels and $8.6 million related to cash dividend paid. Net cash provided by financing activities for the first three quarters of 2017 was $97.3 million comprising $200.5 million related to issuance of debt offset by $40.2 million related to scheduled repayment of long-term debt, $25.4 million related to repayment of long-term debt in connection with sale of vessels, $20.5 million related to cash dividend paid and $17.1 million related to repurchase of convertible senior notes.

As of September 30, 2018, our cash balance was $86.6 million, compared to $77.3 million as of December 31, 2017.

As of September 30, 2018, we had 143,592,543 shares of our common stock outstanding compared to 142,347,298 as of September 30, 2017.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

USD in thousands except per share	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	2017	2016
Reconciliation of Adjusted Net Revenue

Shipping revenues	90,177	67,233	79,911	92,244	84,374	355,052	356,010
Voyage expenses	(41,983)	(32,798)	(33,721)	(35,619)	(29,594)	(113,301)	(65,349)
Adjusted Net Revenue	48,194	34,435	46,191	56,625	54,780	241,751	290,661

Reconciliation of Adjusted EBITDA

Net income/(loss) after tax	(21,475)	(28,222)	(9,213)	(7,514)	(5,067)	6,602	9,260
Income tax expense/(income)	40	40	18	(2)	55	131	95
Other financial (income)/expenses	3,850	606	(92)	253	81	(443)	40
Fair value (gain)/loss on derivative financial instruments	(486)	(187)	(359)	(435)	(478)	(2,154)	(3,235)
Interest expense	13,300	15,883	10,244	10,664	10,586	40,109	35,070
Interest income	(73)	(80)	(71)	(41)	(28)	(140)	(66)
Share of profit from associated companies	(189)	(194)	(258)	(172)	(235)	(802)	(649)
(Profit)/loss, sale of vessel	–	–	46	3,257	–	3,540	(138)
Impairment charges	3,500	–	–	1,053	–	8,540	84,700
Depreciation and amortization	26,682	24,869	23,674	26,417	26,468	96,758	84,340
Adjusted EBITDA	25,149	12,716	23,990	33,479	31,382	152,141	209,415

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION

The company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EDT/13:00 CET on Friday November 2, 2018 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 323 794 2423 within the United States, 21 00 26 10 within Norway and +44 330 336 9127 for international callers. The passcode is “DHT” or “1321003”.

The webcast which will include a slide presentation will be available on the following link:
https://edge.media-server.com/m6/p/5hbucz6q and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available through November 9, 2018.  To access the replay, dial 1 719 457 0820 within the United States, 23 50 00 77 within Norway or +44 207 660 0134 for international callers and enter “1321003” as the pass code.

ABOUT DHT HOLDINGS, INC.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 24, 2018.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 299 4981 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	September 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents		$86,556	77,292
Accounts receivable and accrued revenues	2, 8	40,998	42,212
Capitalized voyage expenses	2	1,414	–
Prepaid expenses		7,838	3,197
Derivative financial instruments	4	132	–
Bunkers, lube oils and consumables		29,251	23,675
Asset held for sale		–	20,762
Total current assets		$166,189	167,137

Non-current assets
Vessels and time charter contracts	5	$1,619,630	1,444,146
Advances for vessels under construction	5	26,799	114,759
Other property, plant and equipment		376	464
Investment in associated company		4,570	3,992
Derivative financial instruments	4	516	–
Total non-current assets		$1,651,891	1,563,360

TOTAL ASSETS		$1,818,081	1,730,497

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		$25,039	17,427
Derivative financial liabilities	4	33	545
Current portion long-term debt	4	68,134	65,053
Deferred shipping revenues		2	–
Total current liabilities		$93,209	83,026

Non-current liabilities
Long-term debt	4	866,941	721,151
Derivative financial liabilities	4	129	–
Other non-current liabilities		$414	428
Total non-current liabilities		$867,484	721,579

TOTAL LIABILITIES		$960,694	804,605

Stockholders’ equity
Stock	6, 7	$1,436	1,424
Additional paid-in capital	6, 7	1,148,761	1,140,794
Accumulated deficit	2	(294,346)	(222,087)
Translation differences		22	85
Other reserves		1,514	5,676
Total stockholders’ equity		$857,387	925,892

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$1,818,081	1,730,497

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		3Q 2018	3Q 2017	9 months 2018	9 months 2017
	Note	Jul. 1 – Sept. 30 2018	Jul. 1 – Sept. 30 2017	Jan. 1 – Sept. 30 2018	Jan. 1 – Sept. 30 2017
Shipping revenues	2	$90,177	84,374	$237,322	262,808

Operating expenses
Voyage expenses	2	(41,983)	(29,594)	(108,502)	(77,682)
Vessel operating expenses		(19,600)	(19,544)	(54,581)	(50,952)
Depreciation and amortization	5	(26,682)	(26,468)	(75,226)	(70,341)
Impairment charges	5	(3,500)	–	(3,500)	(7,487)
Profit/(loss), sale of vessel	5	–	–	(46)	(283)
General and administrative expense		(3,445)	(3,853)	(12,383)	(15,512)
Total operating expenses		$(95,210)	(79,460)	$(254,238)	(222,259)

Operating income/(loss)		$(5,033)	4,914	$(16,917)	40,550

Share of profit from associated companies		189	235	641	630
Interest income		73	28	224	99
Interest expense		(13,300)	(10,586)	(39,427)	(29,445)
Fair value gain/(loss) on derivative financial instruments		486	478	1,031	1,718
Other financial income/(expenses)		(3,850)	(81)	(4,365)	697
Profit/(loss) before tax		$(21,435)	(5,012)	$(58,812)	14,248

Income tax expense		(40)	(55)	(98)	(133)
Net income/(loss) after tax		$(21,475)	(5,067)	$(58,910)	14,115
Attributable to the owners of parent		$(21,475)	(5,067)	$(58,910)	14,115

Basic net income/(loss) per share		(0.15)	(0.04)	(0.41)	0.12
Diluted net income/(loss) per share		(0.15)	(0.04)	(0.41)	0.12

Weighted average number of shares (basic)		143,592,543	142,347,298	143,405,930	118,530,772
Weighted average number of shares (diluted)		143,602,884	142,347,298	143,408,748	118,530,772

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)
		3Q 2018	3Q 2017	9 months 2018	9 months 2017
	Note	Jul. 1 – Sept. 30 2018	Jul. 1 – Sept. 30 2017	Jan. 1 – Sept. 30 2018	Jan. 1 – Sept. 30 2017
Profit/(loss) for the period		$(21,475)	(5,067)	$(58,910)	14,115

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation/(loss)		–	–	–	–
Total		$–	–	$–	–
Items that may be reclassified to income statement:
Exchange gain(loss) on translation of foreign currency
denominated associate and subsidiary		9	38	63	141
Total		$9	38	$63	141

Other comprehensive income		$9	38	$63	141

Total comprehensive income for the period		$(21,467)	(5,028)	$(58,847)	14,256

Attributable to the owners of parent		$(21,467)	(5,028)	$(58,847)	14,256

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q3 2018	Q3 2017	9 months 2018	9 months 2017
	Note	Jul. 1 – Sept. 30, 2018	Jul. 1 – Sept. 30, 2017	Jan. 1 – Sept. 30, 2018	Jan. 1 – Sep. 30, 2017
CASH FLOW FROM OPERATING ACTIVITIES
Net income/(loss)	2	$(21,475)	(5,067)	(58,910)	14,115

Items included in net income not affecting cash flows		35,278	28,432	92,502	84,190
Depreciation	5	26,682	26,468	75,226	70,341
Impairment charges	5	3,500	–	3,500	7,487
Amortization of debt issuance costs		1,878	1,773	9,549	5,415
(Profit)/loss, sale of vessel	5	–	–	46	283
Fair value (gain)/loss on derivative financial instruments	4	(486)	(478)	(1,031)	(1,718)
Compensation related to options and restricted stock		304	904	2,264	4,047
(Gain)/loss purchase of convertible bond	6	3,589	–	3,589	(1,035)
Share of profit in associated companies		(189)	(235)	(641)	(630)
Income adjusted for non-cash items		$13,803	23,365	33,592	98,305

Changes in operating assets and liabilities		(18,169)	(5,812)	(7,926)	(3,888)
Accounts receivable and accrued revenues	2, 8	(11,622)	(701)	(6,223)	3,259
Capitalized voyage expenses	2	1,157	–	474	–
Prepaid expenses		(2,320)	298	(4,641)	(194)
Accounts payable and accrued expenses		(1,407)	(2,966)	8,052	7,366
Deferred shipping revenues		(1,352)	435	2	(1,325)
Bunkers, lube oils and consumables		(2,650)	(2,878)	(5,577)	(12,993)
Pension liability		24	–	(14)	–
Net cash provided by/(used in) operating activities		$(4,367)	17,553	25,666	94,418

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels*		(5)	(5,864)	(1,714)	(165,688)
Investment in vessels under construction*	5	(58,673)	(9,372)	(165,233)	(115,285)
Sale of vessels		–	–	20,715	66,669
Investment in property, plant and equipment		1	(47)	(84)	(181)
Net cash used in investing activities		$(58,677)	(15,282)	(146,316)	(214,485)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(2,872)	(2,847)	(8,615)	(20,481)
Issuance of long-term debt	4	50,742	(79)	522,732	200,457
Purchase of convertible bonds	6	–	–	–	(17,104)
Issuance of convertible bonds		39,346	–	39,346	–
Scheduled repayment of long-term debt	4	(14,543)	(16,801)	(36,951)	(40,184)
Repayment of long-term debt refinancing	4	–	–	(377,935)	–
Repayment of long-term debt, sale of vessels	4	–	–	(8,663)	(25,367)
Net cash provided by/(used in) financing activities		$72,673	(19,727)	129,915	97,321

Net increase/(decrease) in cash and cash equivalents		9,630	(17,456)	9,264	(22,747)
Cash and cash equivalents at beginning of period		76,927	104,005	77,292	109,295
Cash and cash equivalents at end of period		$86,556	86,549	86,556	86,549

Specification of items included in operating activities:
Interest paid		13,253	9,227	29,246	24,315
Interest received		73	28	224	99

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

*9 months 2017 restated to correct a non-routine non-cash transaction that was incorrectly presented in the condensed consolidated statement of cash flow. For additional information refer to Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (SUMMARY OF CHANGES) (UNAUDITED)
($ in thousands except shares)

	Note	Shares	Stock	Paid-in Additional Capital	Retained Earnings	Translation Differences	Other Reserves	Total Equity
Balance at January 1, 2017		93,433,804	$934	$881,097	$(205,195)	$(108)	$8,283	$685,011
Net income/(loss) after tax					14,115			14,115
Other comprehensive income						141		141
Total comprehensive income					14,115	141		14,256
Cash dividends declared and paid					(20,481)			(20,481)
Issuance of stock		47,724,395	477	254,546				255,024
Purchase of convertible bonds				(2,213)				(2,213)
Compensation related to options and restricted stock		1,189,099	12	7,173			(3,138)	4,047
Balance at September 30, 2017		142,347,298	$1,423	$1,140,604	$(211,560)	$33	$5,145	$935,645

Balance at January 1, 2018, as previously reported		142,417,407	$1,424	$1,140,794	$(222,087)	$85	$5,676	$925,892
Impact of change in accounting policy	2				(4,734)			(4,734)
Adjusted balance at January 1, 2018		142,417,407	1,424	1,140,794	(226,821)	85	5,676	921,158
Net income/(loss) after tax					(58,910)			(58,910)
Other comprehensive income					–	(63)		(63)
Total comprehensive income					(58,910)	(63)		(58,974)
Cash dividends declared and paid					(8,615)			(8,615)
Issuance of convertible bonds				3,165				3,165
Purchase of convertible bonds				(1,613)				(1,613)
Compensation related to options and restricted stock		1,175,136	12	6,414			(4,161)	2,264
Balance at September 30, 2018		143,592,543	$1,436	$1,148,761	$(294,346)	$22	$1,514	$857,387

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2018

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on November 1, 2018 and authorized for issue on November 1, 2018.

Note 2 – General accounting principles

The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2017. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The interim condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these interim condensed financial statements are the same as presented in the 2017 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2018 are listed below. With the exception of IFRS 15, the adoption did not have any effect on the financial statements:

IFRS 9 Financial Instruments
IFRS 15 Revenue from Contracts with Customers
Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions
Annual Improvements to IFRS Standards 2014-2016 Cycle
IFRIC 22 Foreign Currency Transactions and Advance Consideration

Adoption of IFRS 15 Revenue from Contracts with Customers
Effective from January 1, 2018, we adopted the new accounting standard IFRS 15 Revenue from Contracts with Customers using the modified retrospective method. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

For vessels operating on spot charters, voyage revenues are, under the new revenue standard, recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfil a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Reference is also made to note 2 in the Annual Report on Form 20-F for 2017.

Time charters continue to be accounted as operating leases in accordance with IAS 17 and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts.

The cumulative effect of the adjustments made to our condensed consolidated statement of financial position at January 1, 2018 from the adoption of IFRS 15 Revenue from Contracts with Customers was as follows:

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Balance at	Adjustments	Balance at
$ in thousands	December 31, 2017	due to IFRS 15	January 1, 2018
ASSETS
Accounts receivable and accrued revenues	42,212	(7,437)	34,775
Capitalized voyage expenses	–	1,888	1,888
LIABILITIES
Accounts payable and accrued expenses	17,427	(815)	16,613
EQUITY
Accumulated deficit	(222,087)	(4,734)	(226,821)

The impact of the adoption of IFRS 15 Revenues from Contracts with Customers on our condensed consolidated statement of financial position as of September 30, 2018, condensed consolidated income statement and condensed consolidated statement of cash flow for third quarter and first three quarters of 2018 were as follows:

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Balance at September 30, 2018
		Adjustments	Balance without
$ in thousands	As reported	due to IFRS 15	adoption of IFRS 15
ASSETS
Accounts receivable and accrued revenues	40,998	5,456	46,453
Capitalized voyage expenses	1,414	(1,414)	(0)
LIABILITIES
Accounts payable and accrued expenses	25,039	615	25,655
EQUITY
Accumulated deficit	(294,346)	3,426	(290,920)

CONDENSED CONSOLIDATED INCOME STATEMENT

	3Q 2018			9 months 2018
	Jul. 1 - Sept. 30 2018			Jan. 1 - Sept. 30 2018
		Adjustments	Balance without		Adjustments	Balance without
$ in thousands	As reported	due to IFRS 15	adoption of IFRS 15	As reported	due to IFRS 15	adoption of IFRS 15
Shipping revenues	90,177	(2,407)	87,770	237,322	(1,981)	235,341
Voyage expenses	(41,983)	1,140	(40,843)	(108,502)	673	(107,829)
Net income/(loss) after tax	(21,475)	(1,267)	(22,742)	(58,910)	(1,308)	(60,218)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	3Q 2018			9 months 2018
	Jul. 1 - Sept. 30 2018			Jan. 1 - Sept. 30, 2018
			Balance without		Adjustments	Balance without
$ in thousands	As reported	Adjustments due to IFRS 15	adoption of IFRS 15	As reported	due to IFRS 15	adoption of IFRS 15
Net income / (loss)	(21,475)	(1,267)	(22,742)	(58,910)	(1,308)	(60,218)
Accounts receivable and accrued revenues	(11,622)	2,407	(9,215)	(6,223)	1,981	(4,242)
Capitalized voyage expenses	1,157	(1,157)	(0)	474	(474)	0
Accounts payable and accrued expenses	(1,407)	17	(1,391)	8,052	(199)	7,853
Net cash provided by/(used in) operating activities	(4,367)	–	(4,367)	25,666	–	25,666

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was $1.4 million as per September 30, 2018. During third quarter of 2018, $1.8 million was amortized and no impairment losses were recognized in the period.

IFRS 15 requires disclosure on the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period and an explanation of when an entity expects to recognize these amounts as revenue. We have applied the practical expedient related to performance obligation with reference to IFRS 15:121 (a), as the original expected duration of the underlying contract is one year or less. Consequently, no disclosure is presented in the notes to the interim condensed consolidated financial statements.

According to IFRS 15:114 an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. DHT’s business is to operate a fleet of crude oil tankers and management has organized the entity as one segment based upon on the service provided. Consequently, the Company does not disaggregate revenue recognized from contracts with customers.

Note 3 – Segment reporting

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

As of September 30, 2018, the Company had 28 vessels in operation; 7 vessels were on time charters and 21 vessels operating in the spot market.

Information about major customers:
For the period from July 1, 2018 to September 30, 2018 five customers represented $18.6 million, $8.4 million, $6.4 million, $5.5 million and $5.3 million, respectively, of the Company’s revenues. The five customers in aggregate represented $44.2 million of the total revenue of $90.2 million for the period from July 1, 2018 to September 30, 2018.

For the period from January 1, 2018 to September 30, 2018 five customers represented $42.1 million, $27.8 million, $14.9 million, $13.1 million and $12.9 million, respectively, of the Company’s revenues. The five customers in aggregate represented $110.8 million of the total revenue of $237.3 million for the period from January 1, 2018 to September 30, 2018.

For the period from July 1, 2017 to September 30, 2017 five customers represented $11.3 million, $10.9 million, $9.8 million, $7.3 million and $7.2 million, respectively, of the Company’s revenues. The five customers in aggregate represented $46.5 million of the total revenue of $84.4 million for the period from July 1, 2017 to September 30, 2017.

For the period from January 1, 2017 to September 30, 2017 five customers represented $37.1 million, $26.8 million, $24.5 million, $19.2 million and $16.6 million, respectively, of the Company’s revenues. The five customers in aggregate represented $124.2 million of the total revenue of $262.8 million for the period from January 1, 2017 to September 30, 2017.

Note 4 – Interest bearing debt

As of September 30, 2018, DHT had interest bearing debt totaling $935.1 million (including the $157.9 million convertible senior notes).

Scheduled debt repayments (USD thousands) and margin above Libor

	Margin	Q4
$ in thousands	above Libor	2018	2019	2020	2021	Thereafter	Total
ABN Amro Credit Facility	2.40%	7,702	30,808	30,808	30,808	325,815	425,941
Credit Agricole Credit Facility	2.19%	1,649	6,597	6,597	6,597	42,925	64,367
Danish Ship Finance Credit Facility	2.25%	1,300	2,600	39,000			42,900
Nordea/DNB Credit Facility	2.75%	434	8,251				8,685
Nordea BW VLCC Acquisition Credit Facility	2.40%	5,400	21,600	21,600	21,600	188,683	258,883
ABN Amro Revolving Credit Facility *	2.50%
Convertible Senior Notes			32,860		125,000		157,860
Total		16,486	102,716	98,005	184,005	557,423	958,635
Unamortized upfront fees bank loans							(8,366)
Difference amortized cost/notional amount convertible note							(15,194)
Total interest bearing debt							935,075

*$55.5 mill. available as of September 30, 2018.  Quarterly reduction of $1.8 million.

Refinancing
In April we entered into a $484 million secured credit facility agreement for the refinancing of 13 of the Company’s VLCCs. The following credit facilities were refinanced: Nordea Samco Credit Facility (DHT Sundarbans, DHT Taiga, DHT Redwood, DHT Hawk, DHT China, DHT Falcon and DHT Condor) $215.2 million, Nordea/DNB Credit Facility (DHT Leopard) $44.4 million, ABN Amro Credit Facility (DHT Lion, DHT Panther and DHT Puma) $118.4 million and the undrawn DNB/Nordea Credit Facility (DHT Bronco and DHT Mustang) $82.5 million. We also entered into an agreement with ABN Amro to increase the Company’s revolving credit facility to $57.3 million from the current availability of $43.4 million. Both credit facilities are described below.

ABN Amro Credit Facility
In April 2018 we entered into a credit facility with ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders and DHT Holdings, Inc. as guarantor for the financing of eleven VLCCs and two newbuildings. Borrowings bear interest at a rate equal to Libor + 2.40% and the loan is repayable in quarterly installments of $7.7 million through Q2 2024 and a final payment of $248.8 with the last installment. When the facility is fully drawn, the quarterly installments will be $8.3 million with a final payment of $286.1 million in the second quarter of 2024.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 we made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7 million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023.  The loan bears interest at Libor plus a margin of 2.1875%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $200 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance Credit Facility
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB Credit Facility
In October 2015 we entered into a credit facility totaling $50.0 million with Nordea and DNB as lenders and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Leopard delivered in Q1 2016.  The full amount of the credit facility was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 20 quarterly installments of $0.625 million from March 2016 to December 2020 and a final payment of $37.5 million in December 2020. In April 2018, DHT Leopard was refinanced as part of the ABN Amro Credit Facility. In September 2016, the four vessels financed by RBS (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the credit facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019.  Subsequent to the sale of DHT Chris which was delivered to the buyers in January 2017 and the sale of the DHT Ann which was delivered to the buyers in May 2017, the separate tranche is repayable in quarterly installments of $0.4 million and a final payment of $6.9 million in August 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea BW VLCC Acquisition Credit Facility
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million was borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018.  The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.40%. Subsequent to the sale of the DHT Utah and DHT Utik and the delivery of DHT Stallion and DHT Colt, the current outstanding is repayable in quarterly installments of $5.4 million with a final payment of $156.3 million in the second quarter of 2023.  The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In September 2018 we secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility will bear the same interest rate equal to Libor + 2.40%. The increased facility is available, but currently undrawn, and will have quarterly repayments of $2.5 million commencing second quarter 2020. Other terms and conditions remain unchanged.

ABN Amro Revolving Credit Facility
In November 2016, we entered into a secured five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.  In April 2018, we entered into an agreement with ABN Amro to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

*Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes
During the second quarter of 2017 we repurchased $12.2 million of the convertible senior notes in the open market at a price of 98.4% of par. During the first quarter of 2017 we repurchased $5.0 million of the convertible senior notes in the open market at a price of 100.4% of par. During the fourth quarter of 2016 we repurchased $23.0 million of the convertible senior notes in the open market at an average price of 90.4% of par.  In February 2016 we repurchased $3.0 million of the convertible senior notes in the open market at a price of 99% of par and in April 2016 we repurchased $1.0 million of the convertible senior notes in the open market at a price of 99% of par. In August 2018, approximately $73.0 million of the 2019 Notes were exchanged for approximately $80.3 million of the 2021 Notes. The repurchased convertible senior notes have been cancelled and the current outstanding of the 2019 Notes is $32.9 million and the current outstanding of the 2021 Notes is $125.0 million.

Interest rate swaps
As of September 30, 2018, DHT has 8 amortizing interest rate swaps totaling $355.7 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.97%. As of September 30, 2018, the fair value of the derivative financial asset related to the swaps amounted to $0.6 million and the fair value of the derivative financial liability related to the swaps amounted to $0.2 million. A 9th swap equaling $51.4 million has been committed in connection with the delivery of DHT Mustang in October 2018.

Covenant compliance
As of the date of our most recent compliance certificates submitted to the banks, we are in compliance with our financial covenants.

Note 5 – Vessels

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company is of the view that there were no events or changes in circumstances indicating that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel as of September 30, 2018. However, with regards to the DHT Cathy and DHT Sophie which we have entered into agreement to sell, we have recorded an impairment charge of $3.5 million in the third quarter of 2018 (see Note 10 for further details).

Vessel Costs

Cost of Vessels
$ in thousands
At January 1, 2018	1,810,158
Additions	1,714
Transferred from vessels under construction	252,323
Retirement **	(1,244)
At September 30, 2018	2,062,951

Depreciation, impairment and amortization*
$ in thousands
At January 1, 2018	366,012
Depreciation and amortization	75,053
Impairment charges	3,500
Retirement **	(1,244)
At September 30, 2018	443,321

Carrying Amount
$ in thousands
At January 1, 2018	1,444,146
At September 30, 2018	1,619,630

*Accumulated numbers
**Relates to completed depreciation of drydocking for DHT Sophie.

Vessels under construction
We entered into agreements with HHI for the construction of two VLCCs, of which the first was delivered in July 2018, with a contract price of $79.9 million each (excluding scrubbers). The company has added scrubbers at the cost of $2.5 million per ship.  As of September 30, 2018 we have paid pre-delivery installments totaling $24.7 million for the remaining newbuilding to be delivered in Q4 2018. Borrowing costs are capitalized as part of vessels under construction.

Cost of vessels under construction
$ in thousands
At January 1, 2018	114,759
Additions	164,364
Transferred to vessels	(252,323)
At September 30, 2018	26,799

Carrying Amount
$ in thousands
At January 1, 2018	114,759
At September 30, 2018	26,799

The following table is a timeline of future expected payments and dates relating to vessels under construction as of September 30, 2018:

Vessels under construction $ in thousands	September 30, 2018	January 1, 2018
Not later than one year	57,647	218,565
Later than one year and not later than three years	-	-
Later than three years and not later than five years	-	-
Total	57,647	218,565

The newbuilding is financed as a part of the ABN Amro Credit Facility and remaining commitment was financed with cash at hand. Reference is made to note 10 - Subsequent events.

Note 6 – Equity and Convertible Bond Offerings

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the “2019 Notes”). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.2599 effective May 18, 2018. Based on the adjusted conversion price and after adjusting for the repurchase of $44.2 million of the convertible senior notes in the open market at an average price of 94.5% of par, and the private exchange August 2018, the total number of shares to be issued would be 5,249,285.

In August 2018 we completed a privately negotiated exchange agreement with certain holders of the outstanding 4.5% Convertible Senior Notes due 2019 to exchange approximately $73.0 million aggregate principal amount of the existing notes for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021. In addition, a private placement of approximately $44.7 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 for gross proceeds of approximately $41.6 million. Net proceeds to DHT were approximately $39.0 million after the payment of placement agent fees.

Following closing of the private exchange and the private placement, there are $125 million aggregate principal amount of convertible senior notes due 2021 (the “2021 Notes”) and approximately $32.9 million aggregate principal amount of the 2019 Notes outstanding. The 2021 Notes will bear interest at a rate of 4.5% per annum on the principal amount accruing from August 21, 2018. Interest will be payable semiannually in arrears on February 15 and August 15 each year, beginning on February 2019. Interest is computed on the basis of 360-day year comprised of twelve 30-days months. The initial conversion price was $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of 2021 Notes) and is subject to customary anti-dilution adjustments. The 2021 Notes will mature on August 15, 2021, unless earlier converted, redeemed or repurchased in accordance with their terms.

We have concluded that the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of the cash dividend. This is based on the fact that we have determined that the Notes are non-derivative financial instruments that contain both liability and equity components. The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company’s common shares. In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument. The equity component was assigned the residual amount after deducting the amount separately determined for the liability component. The equity component was recorded as part of additional paid-in capital and is never re-measured.

The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the “fixed for fixed” requirements set forth under IAS 32). In making the determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company. Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the “fixed for fixed” requirement.

Note 7 – Stockholders equity and dividend payment

Stockholders equity

	Common stock	Preferred stock
Issued at September 30, 2018	143,592,543	0
Shares to be issued assuming conversion of
convertible notes due 2019*	6,562,001
Shares to be issued assuming conversion of
convertible notes due 2021*	19,968,375
Numbers of shares authorized for issue
at September 30, 2018	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01
*assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of September 30, 2018, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding.   Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Dividend payment

Dividend payment as of September 30, 2018:

Payment date	Total Payment	Per common share
August 31, 2018	$2.9 million	$0.02
May 30, 2018	$2.9 million	$0.02
February 28, 2018	$2.9 million	$0.02
Total payment as per September 30, 2018	$8.6 million	$0.06

Dividend payment as of December 31, 2017:

Payment date	Total Payment	Per common share
December 6, 2017	$2.8 million	$0.02
August 31, 2017	$2.8 million	$0.02
May 31, 2017	$10.1 million	$0.08
February 22, 2017	$7.6 million	$0.08
Total payment as per December 31, 2017	$23.3 million	$0.20

Note 8 – Accounts receivable and accrued revenues

Accounts receivable and accrued revenues totaling $41.0 million as of September 30, 2018 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies

Note 9 in the 2017 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On November 1, 2018 the Board approved a dividend of $0.02 per common share related to the third quarter 2018 to be paid on November 23, 2018 for shareholders of record as of November 16, 2018.

In October, the Company entered into agreement to sell DHT Cathy and DHT Sophie for $24.3 million enbloc. The vessels are expected to be delivered to the buyer in the fourth quarter of 2018. We recorded an impairment of $3.5 million in the third quarter in connection with the planned sale. The vessels carry combined debt of $8.7 million and the Company will net about $15.4 million in cash from the sale. Outstanding debt will be repaid in connection with the delivery of the vessels.

On October 8, 2018 the Company took delivery of DHT Mustang, the second of its two VLCC newbuildings from HHI. A total of $51.4 million of debt was drawn in connection with the delivery.

Subsequent to the quarter the Company extended time-charters for two of its VLCCs to an oil major for periods of 3- to 4-years.  The vessels are among the ones that will be fitted with scrubbers and have been extended with fixed base rates plus market related profit sharing structures that include commercial benefits of the scrubbers.